UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of June, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Friday, 2 June 2006

MYER SALE COMPLETE

Coles Myer today announced the completion of the sale of the Myer department store business to TPG-Newbridge Capital and the Myer Family for $1.4 billion.

Coles Myer CEO John Fletcher said TPG-Newbridge would assume control of Myer immediately.

Mr Fletcher paid tribute to teams from Coles Myer, Myer and TPG-Newbridge who had worked closely since the sale was first announced on March 13, 2006, to ensure a smooth transition of the business.

"The transition arrangements have been carefully designed to ensure business continuity for Myer and to ensure the sale process is seamless for customers," Mr Fletcher said.

"Myer MD Dawn Robertson leaves Myer in the knowledge that her leadership has been instrumental in restoring a department store icon and enabling Coles Myer to realise the value of the business."

While detailed financials associated with the transaction will be released with the annual accounts, current indications are that Coles Myer's profit on sale after the impact of non-cash A-IFRS and tax accounting will be approximately $600 million. Post completion Coles Myer will retain some contingent lease liabilities for Myer of approximately $170 million. These will progressively diminish over the next few years.

Mr Fletcher said that while the sale was now complete, Coles Myer would continue to provide some human resources, supply chain, marketing, IT and finance administration support in the interim. Most of these services will transition to Myer in the next 12 months and all services will have moved across within 24 months.

At this stage the Coles Myer Gift Card, Coles Myer Source Card and Flybuys will continue to be accepted at Myer.

Further information:

Media: Scott Whiffin 03 9829 5548

Analysts: John Di Tirro 03 9829 4520

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date June 9, 2006